FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 14, 2010. Grupo Pão de Açúcar [NYSE: CBD; BM&FBOVESPA: PCAR5 (PNA)] announces its sales performance for the second quarter of 2010 (unaudited preliminary results). The information presented herein was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In the second quarter of 2010, Grupo Pão de Açúcar s gross sales increased by 38.5% over the same period last year to R$7,815.4 million, while net sales climbed by 39.4% to R$6,977.9 million. Excluding the Ponto Frio operations, gross and net sales moved up by 11.4% and 12.7%, respectively.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Ponto Frio stores), gross sales grew by 9.9%(1), for real growth of 4.6% when deflated by the IPCA consumer price index(2), and were negatively impacted by the seasonal effect of the Easter holiday in April and by the strong gross sales growth of 13.2% in 2Q09. Net sales recorded nominal growth of 11.3%.

Also on a same-store basis, gross food sales grew by 7.9% in the period, led by beverages and perishables sales. Non-food sales grew by 16.2%, led by the Electronics/household appliance category, which was boosted by the World Cup, as well as by the drugstore and textile categories, which recorded increases above the average for the non-food segment.

The Group s best-performing formats were Extra Supermercados, Extra Eletro and Assaí, which posted sales growth above the Group's average.

Globex s gross sales, including e-commerce operations, climbed by 55.8% over 2Q09 to R$1,528.2 million, while net sales grew 71.6% to R$1,336.0 million. In same-store terms(3), gross sales grew by 54.6% in comparison to 2Q09, driven by Mother s Day and the World Cup.

Note that the e-commerce gross sales of Grupo Pão de Açúcar, which include not only Pontofrio.com.br and wholesale, but also Extra.com.br, registered growth of 45.4% in the period.

In 1H10, Grupo Pão de Açúcar recorded gross revenue of R$15,601.1 million and net sales of R$13,951.4 million, up 42.7% and 44.6% over the same period last year, respectively.

In same-store terms, gross sales climbed by 12.4%, representing real growth of 7.0% when deflated by the IPCA consumer price index(2), while net sales presented nominal growth of 14.6%. Gross sales of food and non-food products increased 10.6% and 17.8% in the period, respectively.

Globex s gross sales climbed by 52.8% over 1H09 to R$2,970.9 million, while net sales increased 69.5% to R$2,593.5 million. In same-store terms(3), gross sales moved up by 51.5%.

E-commerce gross sales (Extra.com.br, Pontofrio.com.br and wholesale) posted growth of 57.4% in the period.

(1) From this quarter, sales at Extra.com.br began to be included in Globex's operations. However, for the purpose of comparing same-store sales, these sales are not yet reflected in GPA's figures.
(2) Grupo Pão de Açúcar adopts as its inflation index the IPCA consumer price index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the company.
(3) Ponto Frio's same-store sales include bricks-and-mortar stores, wholesale and e-commerce

Note: Same-store sales figures include only stores with at least 12 months of operations.

Opening of stores in the second quarter

The Company opened 13 new stores in 2Q10: 1 Assaí store in Ceará, 1 Ponto Frio store in Santa Catarina, 1 Ponto Frio store in the Federal District and 1 Pão de Açúcar store, 1 Extra Hipermercado and 8 Extra Fácil stores in São Paulo. In addition, 2 CompreBem stores were converted into the Extra Supermercado store in São Paulo.

Statements in this report regarding the Company s business prospects, outlook for operating and financial results and growth potential are merely projections and were based on Management s expectations regarding the Company s future. These projections are highly dependent on market changes and the performance of Brazil s economy, the industry and international markets and are therefore subject to change.

Daniela Sabbag	Adriana Tye Kasaishi Yoshikawa	Investor Relations
daniela.sabbag@grupopaodeacucar.com.br	adrianak@grupopaodeacucar.com.br	Phone: (11) 3886-0421
Fax: (11) 3884-2677

Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 14, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.